                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. ...)*

                             POLYPHASE CORPORATION

 ................................................................................
                                (Name of Issuer)


                         Common Stock, $0.01 par value

 ................................................................................
                         (Title of Class of Securities)


                                   73179 10 9

 ................................................................................
                                 (CUSIP Number)

                               Steven C. Metzger
                              Hill & Metzger PLLC
                        3878 Oak Lawn Avenue, Suite 500
                              Dallas, Texas 75219
                                 (214) 523-3700
                              (214) 523-3838 (Fax)

 ...............................................................................
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                August 29, 1997

 ................................................................................
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 73179 10 9

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        1) Name of Reporting Persons S.S. or I.R.S. Identification Nos. of
           Above Persons

                       Black Sea Investments, Ltd.          FEI# None
           ....................................................................

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        2) Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) ...............................................................

           (b) ...............................................................

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        3) SEC Use Only ......................................................

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        4) Source of Funds (See Instructions)         WC
                                              .................................

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        5) Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e).................................................

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        6) Citizenship or Place of Organization    Turks and Caicos Islands
                                               .................................

--------------------------------------------------------------------------------

                 7) Sole Voting Power                 1,071,429*
                                     ...........................................

                 ---------------------------------------------------------------

                 8) Shared Voting Power               1,071,429*
Number of                              .........................................
Shares
Beneficially     ---------------------------------------------------------------
Owned by
Each Reporting   9) Sole Dispositive Power            1,071,429*
Person With                               ......................................

                ----------------------------------------------------------------

                 10) Shared Dispositive Power         1,071,429*
                                             ..................................

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       11) Aggregate Amount Beneficially Owned by
           Each Reporting Person                              1,071,429*
                                ...............................................

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       12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions) .................................................

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       13) Percent of Class Represented by Amount in Row (11)       7.27%
                                                              .................

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       14) Type of Reporting Person (See Instructions)         CO
                                                       ........................

           ....................................................................

           ....................................................................


* Based on the assumptions stated by virtue of Rule 13d-3(d)

ITEM 1. SECURITY AND ISSUER.

     This statement relates to the acquisition of securities of Polyphase Corporation, a Nevada corporation (the "Issuer" or "Polyphase") which has its principal executive offices located at 16885 Dallas Parkway, Suite 400, Dallas, Texas 75248.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(c) and (f). This statement is filed by Black Sea Investments, Ltd. ("Black Sea"), a Turks and Caicos Islands corporation which has registered offices located at Cockburn House, Cockburn Town, Grand Turk, c/o Finbar F. Dempsey. Black Sea is actively engaged in various investment activities involving the purchase and sale of securities.

     The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted of each of the executive officers or directors of Black Sea are set forth on Schedule 1 attached hereto. The citizenship of each of the individuals listed on Schedule 1 is also identified thereon.

     (d) During the last five years, neither Black Sea nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

     (e) During the last five years, neither Black Sea nor any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     The total purchase price required by Black Sea to purchase the securities acquired on August 29, 1997 described in Item 5 below of $750,000 was paid by Black Sea in cash from its general corporate funds.

ITEM 4. PURPOSE OF TRANSACTION.

     Black Sea acquired the securities described under Item 5 below in order to obtain a significant investment position in the Issuer. Black Sea has no present plans or proposals which would result in Black Sea seeking to acquire the entire equity interest in the Issuer. Except as set forth in this Statement on Schedule



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
13D, Black Sea has no present plans or proposals which relate to or would result in:

           (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, except that Black Sea may, if the appropriate opportunity exists, acquire additional securities of the Issuer or dispose of any portion or all of the Securities of the Issuer presently owned; or

           (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; or

           (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; or

           (d) a change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; or

           (e) any material change in the present capitalization or dividend policy of the Issuer; or

           (f) any other material change in the Issuer's business or corporate structure; or

           (g) changes in the Issuer's Charter, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or

           (h) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

           (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

           (j)  any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Pursuant to an Offshore Securities Subscription Agreement dated and accepted August 29, 1997, Black Sea acquired from Polyphase in a "Regulation S" transaction 7,500 shares of Series F 6% Convertible Preferred Stock and a Warrant to purchase 500,000




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
shares of Common Stock of Polyphase at an exercise price of $1.50 per share over a five-year period for the sum of $750,000 cash. The 7,500 shares of Series F 6% Convertible Preferred Stock is convertible into shares of Common Stock of Polyphase and the Warrant is exercisable to purchase of Common Stock of Polyphase any time after October 8, 1997 (40 calendar days after the date of issuance). The "Conversion Price" for the shares of Series F 6% Convertible Preferred Stock is an amount determined by multiplying 0.75 times the simple average of the daily closing bid price of the Polyphase Common Stock for the five consecutive trading days immediately preceding the day of conversion on the market where the shares of Polyphase Common Stock are then regularly traded (which is currently the American Stock Exchange, Inc.). Assuming that the average of the daily closing bid prices of the Polyphase Common Stock in compliance with the foregoing provision was 1-3/4 (i.e., $1.75), the conversion factor would be 1.3125 which would calculate to be equivalent to 571,429 shares of Common Stock of Polyphase issuable to Black Sea upon conversion of the 7,500 shares of Series F 6% Convertible Preferred Stock. Black Sea has the sole power to vote or direct the voting of and to dispose or direct the disposition of the 7,500 shares of Series F 6% Convertible Preferred Stock which only have the voting rights specifically required by law under the Nevada General Corporation Law or as required by the rules and requirements of any exchange upon which any securities of Polyphase are listed. Assuming conversion of the 7,500 shares of Series F 6% Convertible Preferred Stock into the assumed number of shares of Common Stock of 571,429 shares (or such greater or lesser number of shares as may be available at the time) and assuming the exercise in full of the Warrant to Purchase 500,000 Shares of Common Stock of Polyphase by Black Sea, Black Sea alone will have the sole power to vote or direct the voting of and to dispose or direct the disposition of all shares of Common Stock of Polyphase then owned by it.

        As required by Rule 13d-3(d) since Black Sea has the right within sixty
(60) days to acquire shares of Common Stock of the Issuer through conversion of the Series F 6% Convertible Preferred Stock and through the exercise of the Warrant, Black Sea (utilizing the assumed conversion factor described above) would be deemed to be the beneficial owner of an aggregate of 1,017,429 shares of Polyphase Common Stock which would comprise approximately 7.27% of the shares of Common Stock of Polyphase which would be outstanding (based upon the shares reported by the Issuer to be outstanding as of August 8, 1997) after giving effect to such conversion and exercise, calculated as follows:


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

                                                    Number
                                                  Shares of
            Item                                 Common Stock
            ----                                 ------------
assumed conversion all 7,500 Shares of Series F      571,429
assumed exercise of Warrant                          500,000
                                                   ---------
    Total                                          1,071,429

        Except for the acquisitions of securities by Black Sea described above, neither Black Sea nor, to the best of its knowledge, any of its executive officers, directors or associates has effected any transaction in securities of Polyphase during the past 60 calendar days.

        Except as set forth herein, neither Black Sea nor, to the best of its knowledge, any of its executive officers, directors or associates beneficially owns nor has any right to acquire, directly or indirectly, any securities of Polyphase and neither Black Sea nor, to the best of its knowledge, any of its executive officers or directors has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except for the acquisitions of securities of Polyphase described under
Item 5 above, Black Sea does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        None.




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
                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 2, 1997                  BLACK SEA INVESTMENTS, INC.,
                                        a Turks and Caicos Corporation


                                        By: /s/ BRADFORD A. PHILLIPS
                                            -------------------------------
                                            Bradford A. Phillips,
                                            President and Chief
                                             Executive Officer





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
                                  SCHEDULE 1

                       EXECUTIVE OFFICERS AND DIRECTORS
                        OF BLACK SEA INVESTMENTS, INC.


  NAME AND CAPACITY                                        PRESENT PRINCIPAL
   WITH BLACK SEA                                              OCCUPATION
 INVESTMENTS, INC.              BUSINESS ADDRESS             OR EMPLOYMENT
--------------------            ----------------           -----------------
Bradford A. Phillips(1)    10670 North Central      Investments
President and a            Expressway, Suite 300,
Director                   Dallas, Texas 75231

F. Terry Shumate(1)        10670 North Central      Vice President, Secretary
Vice President, Treasurer  Expressway, Suite 410,   and Treasurer of Carmel
and a Director             Dallas, Texas 75231      Realty Services, Inc.
                                                    (property management); and
                                                    Secretary and Treasurer
                                                    of Carmel Realty, Inc.
                                                    (property management and
                                                    real estate brokerage);
                                                    Director, Vice President,
                                                    Secretary and Treasurer of
                                                    First Equity Properties,
                                                    Inc. (real estate ownership
                                                    and operation).

Cockburn Secretaries,      Cockburn House           N/A
Ltd.(2)                    Cockburn Town
Secretary and a Director   Grand Turk






-----------------
(1)  U.S. citizen.

(2)  Turks and Caicos corporation


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